United States securities and exchange commission logo





                             November 2, 2020

       Simon Yu
       Chief Executive Officer
       Cannabis Strategic Ventures
       9350 Wilshire Blvd., Suite 203
       Beverly Hills, CA 90212

                                                        Re: Cannabis Strategic
Ventures
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 15,
2020
                                                            File No. 024-11303

       Dear Mr. Yu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Overview, page 2

   1. Your revisions in response to prior comment 2 indicate that you are a holding company and that you have
ceased all operations in your subsidiaries. It appears; however, from other disclosures that
your NUGS Farm North and BudHire subsidiaries are currently
                                                        operational. If that is
correct, please revise your disclosure here and in the Business section to
differentiate between your operating subsidiaries and the subsidiaries where you
                                                        have ceased all
operations. Please also revise your statement that you are a holding company with a
portfolio of "profitable subsidiaries" to specify which subsidiaries are operational and
profitable.
 Simon Yu
FirstName LastNameSimon
Cannabis Strategic Ventures Yu
Comapany 2,
November  NameCannabis
             2020         Strategic Ventures
November
Page 2    2, 2020 Page 2
FirstName LastName
Risk Factors
The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 20

2. We note your revisions in response to prior comment 20. Please revise this risk factor to clarify, if true, that the subscription agreement limits legal action under the agreement to the federal district courts in the state of Nevada, not the state and federal courts in
         Nevada. Also, revise to clarify whether the exclusive forum provision applies to actions arising under the Securities Act and the Exchange Act.
Principal Stockholders, page 45

3. We note your revisions in response to prior comment 6. Please provide the total number of shares held by your officers and directors as a group in the last line of the third column in the table.
Relationships and Related Party Transactions, page 45

4. We are unable to locate a response to prior comment 7 and reissue. We note your disclosure that you have no related party transactions to disclose yet the notes to the financial statements reference a number of related party transactions. Please revise this section to disclose your related party transactions since the beginning of your last fiscal year and the two fiscal years preceding your last fiscal year, or advise. Refer to Item 404 of Regulation S-K and the Instructions to Item 404.
Notes to Consolidated Financial Statements
Note 2--Summary of Significant Accounting Policies
Business Combinations, page F-29

5. Please provide a complete response to this comment as issued in our letter dated
         September 23, 2020. In particular, include an explanation of the terms governing the TW acquisition, as discussed on page F-17, and your consideration of guidance in Part F/S (b)
         (7) (iii), (b)(iv) and Rule 8-04 and 8-05 of Regulation S-X related to financial statements of businesses acquired and pro forma financial information.
Leases, page F-33

6. Please provide a complete response to this comment as issued in our letter dated
         September 23, 2020. In particular, include quantifications of leases for properties acquired with each of your business combinations discussed on pages F-29
         to F-31. Revise your disclosure on pages F-21 and F-45 accordingly. Segment Reporting, page F-37

7. Please provide a complete response to this comment as issued in our letter dated
         September 30, 2020. In particular, explain how you complied with guidance in ASC 280.
 Simon Yu
Cannabis Strategic Ventures
November 2, 2020
Page 3
General

8. We are unable to locate a response to prior comment 19 and reissue. Please tell us how this offering complies with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. Rule 253(b)(ii) of Regulation A requires that the upper end of your price range be used to determine the aggregate offering price under
      Rule 251(a). Please also tell us how this offering complies with Rule 251(a)(3) of
      Regulation A which restricts the selling security holder component of a company's initial offering and any subsequent offering in the following 12 months to 30% of the aggregate offering price.
9. We are unable to locate a response to prior comment 21 and reissue. Please revise the legality opinion filed as Exhibit 12.1 to also state that the shares being offered for resale by the selling shareholders are fully paid and non-assessable. Please revise the dollar amount for the primary offering and the price range in the opinion to be consistent with the information provided in the offering circular.
       You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameSimon Yu
                                                              Division of
Corporation Finance
Comapany NameCannabis Strategic Ventures
                                                              Office of Life
Sciences
November 2, 2020 Page 3
cc:       William Robinson Eilers, Esq.
FirstName LastName